UNUM CORPORATION

    As filed with the Securities and Exchange Commission on June 29, 1995




                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                  FORM 11 - K

                 |X|  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1994

                        Commission File Number 33-60124

                           COLONIAL COMPANIES, INC.
                        SECURITY SAVER PLAN, AS AMENDED
                         1200 Colonial Life Boulevard
                        Columbia, South Carolina  29210

             (Full title of the plan and the address of the plan)


                               UNUM CORPORATION
                             2211 Congress Street
                            Portland, Maine  04122

            (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                   Exhibit Index appears on Page 2 of 28

                                   Contents


Audited Financial Statements, Supplemental Schedules
and Exhibits                                                Pages

Report of Independent Accountants                             6

Financial Statements:

      1.  Statements of Net Assets Available for
          Plan Benefits                                       7

      2.  Statements of Changes in Net Assets Available
          for Plan Benefits                                   8

      3.  Notes to Financial Statements                       9-17

Supplemental Schedules:

      1.  Item 27a - Schedule of Assets Held for Investment
          Purposes as of December 31, 1994                    18

      2.  Item 27d - Schedule of Reportable Transactions
          for the year ended December 31, 1994                19-22

Exhibits:

      1.  Consent of Coopers & Lybrand                        23

      2.  Amendment dated May 25, 1994 to the Colonial
          Companies, Inc. Security Saver Plan, as Amended
          and Restated                                        24-28

Note: Report of Independent Accountants, Financial Statements and Supplemental Schedules filed via FORM SE.

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee of the Colonial Companies, Inc. Security Saver Plan, As Amended, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      COLONIAL COMPANIES, INC.
                                      SECURITY SAVER PLAN, AS AMENDED


June 28, 1995                         By: /s/ Robert E Staton
                                          Robert E. Staton
                                          Member of the Retirement Committee